November 14, 2008

BY EDGAR

Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Station Place

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comment Letter dated August 28, 2008

Tele Norte Celular Participações S.A.

Form 20-F for Fiscal Year Ended December 31, 2007

Filed June 20, 2008

File No. 333-09514-09

Dear Mr. Spirgel:

By letter dated August 28, 2008, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments on the annual report on Form 20-F filed on June 20, 2008 (the “2007 Form 20-F”) by Tele Norte Celular Participações S.A. (“TNCP” or the “Company”). This letter provides TNCP’s responses to the Staff’s comments. For your convenience, we have reproduced below in bold the Staff’s comments and have provided responses immediately below the comments. All page numbers refer to the 2007 Form 20-F.

Form 20-F for Fiscal Year Ended December 31, 2007

Consolidated Statements of Cash Flows, page F-7

1.	It appears that you classify the changes in judicial deposits as cash flows provided by or used in operating activities in your statements of cash flows. Describe for us the nature of these judicial deposits and tell us how you determined their classification under the guidance in SFAS 95.

The Company’s judicial deposits relate primarily to litigation to which it is party regarding charges in respect of the Imposto sobre Circulação de Mercadorias e Serviços (Circulation of Merchandise and Services Tax) , or ICMS, a value-added tax on sales and services, and the Fundo de Fiscalização das Telecomunicações (Telecommunications Inspection Fund), or FISTEL tax, as described in “Item 8A. Consolidated Financial Statements and Other Financial Information—Legal Proceedings—Tax Legal Proceedings,” of the Company’s 2007 Form 20-F and in Note 14 of its consolidated financial statements as of and for the year ended December 31, 2007.

The Company is currently challenging the imposition of these taxes in certain circumstances. The Company has established a provision with respect to the imposition of the FISTEL taxes that it is challenging and on a monthly basis is increasing this provision and making deposits into a trust account administered by the court in the amount of the applicable monthly assessment. The Company has established provisions with respect to the imposition of the ICMS taxes that it is challenging in certain taxing jurisdictions and on a monthly basis is increasing this provision and making deposits into trust accounts administered by the courts in the amounts of the applicable monthy assessment in those jurisdictions.

If a final decision is rendered against the Company in one or more of these proceedings, the applicable deposits will be transferred to the relevant taxing authority as payment of the charges due, and no additional penalties will be due from the Company.

In certain cases, the relevant tax authorities may be granted a court permission to withdraw the deposited funds before the final court decision is reached by granting the Company the right to offset future tax payments up to the restated amount of the withdrawn funds. As a result, if a favorable judgment is obtained, the Company will probably reclassify the judicial deposits as recoverable tax assets on the Company’s balance sheet, to be offset against future tax liabilities, because the relevant tax authorities are not likely to have cash available immediately to be returned to the Company. Therefore, since the Company does not expect the deposits to be returned to it immediately following the resolution of these lawsuits, the Company believes the deposits should be considered as prepayments of the related taxes and fees.

Based on the provisions of paragraphs 21, 23 (c) and 23 (e) of SFAS 95, the Company believes that increases in its judicial deposits are operational in nature since they produce effects similar to payments of taxes on revenue assessed on the Company’s operations. As such, the Company believes that they should be presented as changes in operating activities in its statements of cash flows for the years ended December 31, 2005, 2006 and 2007.

Note 3. Summary of Significant Accounting Policies, page F-12

(k) Revenue recognition, page F-15

2.	Explain to us in more detail the nature of the rate plans that include the feature whereby unused credits are available for future use. Clarify the timing of your revenue recognition for these unused credits, including your determination of the amount of revenue to be deferred.

The Company’s has two categories of mobile plans: postpaid mobile plans and prepaid mobile plans. Prepaid plan customers purchase cards that give them the right to use a specified number of airtime credits. These airtime credits can normally be used within the 180-day period after the prepaid card is activated. Post-paid plan customers pay a monthly fee to participate in one of the Company’s post-paid plans and are invoiced on a monthly basis after services have been provided to them.

The mobile plans that include a feature through which unused credits are available for future use are described below.

Prepaid Plans

Airtime credits represented by prepaid cards that have been activated by the Company’s prepaid plan customers that are not used as of the end of each month are deferred and recorded as current liabilities on the Company’s balance sheet, based on their expected use. Revenue is recognized on the Company’s income statement as the airtime credits are used and services are provided or when the customer’s airtime credits represented by a particular prepaid card expire.

The amounts to be deferred are determined according to the Company’s automated controls through its prepaid customer credit platform, which shows the actual amount of airtime credits purchased but not yet used by its customers.

Postpaid Plans

The Company recognizes revenue for its postpaid plans as its services are provided, based on airtime usage. Unbilled revenues from the billing date to month-end are measured and recognized as revenue during the month in which the service was provided. The Company’s postpaid plans do not have unused airtime credits which would require deferral of revenues, other than the Plano Controle (Control Plan) as described below.

The Company developed a postpaid plan known as Plano Controle to provide its customers with a tool to control their monthly expenditures by establishing a contractual cap for the amount of their bills, based on a pre-determined usage level. Once the cap is reached, customers may continue to use the Company’s services on a prepaid basis through the purchase of prepaid cards. Revenue is recognized as the services are provided, based on airtime usage. Unused prepaid credits acquired after the cap is reached are deferred and recognized as revenue in the same manner as described above for the Company’s prepaid plans.

The Company believes that it records its revenues from telecommunication services in accordance with Staff Accounting Bulletin No. 104, Revenue Recognition. The Company will adjust its disclosure related to its revenue recognition accounting policy to include the above detailed description in future filings.

Note 7. PIS and COFINS Taxes Recoverable, page F-22

3.	Tell us why you have classified the credit obtained as a result of your successful legal action regarding the constitutionality of the increase in the calculation base of PIS and COFINS as an offset to “Financial expense.” In this regard, we note your disclosure at page 35 that you classify these types of taxes as deductions from revenues.

On November 27, 1998, the method for calculating the amount of contribution required under the Programa de Integração Social (Social Integration Program), or PIS, and the Contribuição para Financiamento da Seguridade Social (Contribution for Social Security Financing), or COFINS (both taxes measured on revenues) was modified by Brazilian Law No. 9,718. Among other modifications, this Law increased the amounts of PIS and COFINS due from the Company by including financial revenues in the calculation methodology. The Company believed that these increases were unconstitutional because according to the Brazilian Constitution, a greater quorum than the one obtained for the approval of Law No. 9,718 was necessary in order to increase the PIS and COFINS contributions. In addition, Law No. 9,718 was made effective before the expiration of the required 90-day waiting period. As a result, Tele Norte Celular Participações S.A. and its operating subsidiary, Amazônia Celular S.A., or Amazônia Celular, filed litigation challenging the change in the method of calculating the amount of PIS and COFINS contributions.

Before the enactment of Law No. 9,718, PIS and COFINS were levied only on the Company’s gross operating revenue. At that time, the Company’s accounting policies required that these taxes be recorded as sales deductions, taxes and returns,, as they were calculated based on gross operating revenue. Law No. 9,718 broadened the calculation basis of PIS and COFINS, resulting in these taxes being assessed on other types of revenues, including financial income. Accordingly, the Company’s accounting policies were revised, and the Company determined that PIS and COFINS taxes should be accounted for as a reduction of the type of revenue subject to tax. The Company concluded that the PIS and COFINS taxes calculated on the basis of its financial income, from the date of enactment of Law No. 9,718 until the dates on which the final court decisions described below were rendered, would be recorded in the Company’s financial statements as financial expenses.

As described in Note 7 to the Company’s consolidated financial statements as of and for the year ended December 31, 2007, Amazônia Celular and Tele Norte Celular Participações S.A. obtained favorable decisions in their litigation challenging the constitutionality of Law No. 9,718 in 2006. As a result of these decisions, the Company recognized a credit related to these taxes against “financial expense” in its statement of operations for the year ended December 31, 2006 and recorded current and non-current assets related to these taxes in the respective amounts of R$9,066 thousand and R$1,343 thousand based on the timing of their expected realization.

Because these taxes had been originally recorded as financial expenses, the Company believes that the gain recognized as a result of the favorable decisions in these lawsuits should be recorded as a reduction of financial expenses in accordance with U.S. GAAP. The Company will adjust its disclosure in Notes 7 and 23 to its consolidated financial statements to include a more detailed explanation on the allocation of the gains resulting from the lawsuits that challenged the constitutionality of Law No. 9,718 in future filings.

Note 11. Long-Term Debt, page F-25

4.	Regarding your issuance of unsecured senior notes in combination with notes of Telemig Celular S.A., tell us how you determined that you were not obligated to record the entire amount of the notes (including the proceeds received by Telemig Celular). Describe for us your consideration of whether you and Telemig Celular were considered co-issuers of the notes, which were issued as units.

As described in “Item 5B. Liquidity and Capital Resources,” on January 20, 2004, Amazônia Celular issued US$40 million of 8.75% unsecured, unsubordinated and unconditional senior notes due 2009 (the “Amazônia Celular notes”). The issuance of the Amazônia Celular notes was conducted together with an issuance by Telemig Celular S.A., or Telemig Celular, of US$80 million of 8.75% unsecured, unsubordinated and unconditional senior notes due 2009 (the “Telemig Celular notes” and, together with the Amazônia Celular notes, the “units”). The units were offered and sold in offshore transactions in accordance with Regulation S under the Securities Act and to qualified institutional buyers in the United States under Rule 144A of the Securities Act.

Under the Indenture governing the Amazônia Celular notes, the Telemig Celular notes and the units, (1) each US$1,000 in principal amount of the units includes US$333.33 in principal amount of Amazônia Celular notes and US$666.67 in principal amount of Telemig Celular notes, and (2) Telemig Celular and Amazônia Celular are expressly the sole obligors on their respective notes.

Amazônia Celular and Telemig Celular are not jointly and severally responsible for the payment of the units. Although the Indenture contains a cross-default provision, in the event that a cross-default were to occur, Amazônia Celular would remain liable only for the outstanding obligations under the Amazônia Celular notes and not for the outstanding obligations under the Telemig Celular notes. No provision of the Indenture requires Amazônia Celular to guarantee or in any way backstop the payment of the Telemig Celular notes in case of a payment default on the units or the underlying notes.

Even though the Amazônia Celular notes and the Telemig Celular notes were issued as part of the same transaction, the holder of the units in fact holds two different underlying debt securities, each the sole obligation of its issuer, and as a result, no liability with respect to the Telemig Celular notes has been consolidated in Amazônia Celular’s financial statements.

Note 14. Contingency and Judicial Deposits, page F-28

5.	Tell us why a portion of the additional accrual for ICMS of R$61,900 was classified as a reduction of revenue and the remainder as financial expenses. In addition, clarify why the reversal of the provision for ICMS in the State of Pará in December 2007 was recorded to both sales deductions and financial expenses.

As described in “Item 8A. Consolidated Financial Statements and Other Financial Information—Legal Proceedings—Tax Legal Proceedings,” of the Company’s Form 2007 20-F and in Note 14 of its consolidated financial statements as of and for the year ended December 31, 2007, management believes that ICMS taxes should be levied only on telecommunication services, and therefore, the assessment of ICMS taxes on the monthly subscriptions, value-added services and previously charged activation fees is unlawful as these activities are not deemed telecommunication services. As a result, Amazônia Celular filed litigation in each state within its service area seeking injunctive relief from application of ICMS taxes to these revenues.

In December 2006, the Company’s management reassessed the accruals related to the ICMS taxes on monthly subscriptions and additional services recorded by Amazônia Celular. Based on this reassessment, the Company’s management decided to record additional accruals for ICMS in the amount of R$61,900 thousand. This amount includes both the principal and the interest and charges of the disputed ICMS taxes through December 31, 2006.

The Company’s accounting policies require ICMS taxes to be recorded as sales deductions, taxes and returns, as it is calculated based on gross operating revenue. The Company’s accounting policies also require financial charges over taxes, including interest and other charges, to be recorded as financial expenses. Hence, in accordance with U.S. GAAP, as well as with the Company’s accounting policies, the accrual of the principal of the disputed ICMS taxes, in the amount of R$46,291 thousand, was recorded in the statement of operations as sales deductions, taxes and returns and the amount of the interest and other charges related to the disputed ICMS taxes, in the amount of R$15,609 thousand, was recorded as financial expenses.

As discussed in Note 14, on December 27, 2007, Amazônia Celular and the State of Pará entered into an agreement to settle the Company’ lawsuit against the State of Pará. At that date, the Attorney General of the State of Pará filed a petition for a judicial litigation waiver and recognized Amazônia Celular’s right in not paying ICMS on subscription fees and value-added services and Amazônia Celular reversed the amounts accrued for the disputed ICMS taxes assessed by the State of Pará. Based on the rationale described in the immediately preceding paragraph, this reversal in the amount of R$30,557 thousand was segregated between principal of the disputed ICMS taxes in the amount of R$26,611 thousand recorded as sales deductions, taxes and returns and interest and other charges related to the disputed ICMS taxes in the amount of R$3,946 thousand recorded as financial expenses.

The Company will adjust its disclosure in Note 14 to its consolidated financial statements to include a more detailed explanation of the allocation of the additional accrual for ICMS taxes over monthly subscriptions, value-added services and previously charged activation fees, as well as on the allocation of the gains resulting from the settlement with the State of Para, in future filings.

Tele Norte Celular Participações S.A. hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate in advance your time and attention to our comments. Should you have any additional questions or concerns, please call Marcelo Augusto Salgado Ferreira, International Accounting Manager, who assisted in preparing this response, at +55 21 3131-2871.

Very truly yours,

/s/ José Luis Magalhães Salazar
José Luis Magalhães Salazar
Investor Relations Officer
Tele Norte Celular Participações S.A.

cc:	Melisa Hauber, Senior Staff Accountant

Carlos Pacho, Senior Assistant Chief Accountant

Securities and Exchange Commission

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